Tessier Winery

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	0.00
Club Sales (Stripe)	48,950.45
Distributor	73,773.00
DTC	431.00
Tasting Room Sales (Square)	5,579.20
Web Sales (Shopify)	11,816.89
Wholesale Sales	157,805.24
Total Sales	**298,355.78**
Services	243.62
Unapplied Cash Payment Income	650.29
Uncategorized Income	403.94
Total Income	**$299,653.63**
Cost of Goods Sold	
Cost of Goods Sold	140,044.46
Total Cost of Goods Sold	**$140,044.46**
GROSS PROFIT	**$159,609.17**
Expenses	
Bottling Costs	
Bottling Costs - Contract Bottling	2,000.00
Bottling Costs - Corks	542.72
Bottling Costs - Excise Taxes	1,226.01
Bottling Costs - Glass	19,887.96
Bottling Costs - Labels	4,928.36
Transfer Bottling Costs to Bottled Wine	-28,585.05
Total Bottling Costs	**0.00**
Cellar & Aging Costs	
Cellar & Aging Costs - Custom Crush Fees	46,256.89
Cellar & Aging Costs - Depreciation	587.00
Cellar & Aging Costs - Freight & Delivery	2,489.31
Cellar & Aging Costs - Grape Purchases	32,881.88
Cellar & Aging Costs - Labor	80.00
Cellar & Aging Costs - Storage	1,619.50
Transfer Cellar & Aging Costs to Bulk Wine	-83,914.58
Total Cellar & Aging Costs	**0.00**
General & Administrative Expenses	-57.06
G&A - Auto	5,573.20
G&A - Bank Charges & Fees	71.08
G&A - Dues & Subscriptions	2,504.29
G&A - Insurance	2,701.34
G&A - Legal & Professional Services	4,903.75

Tessier Winery

Profit and Loss

January - December 2023

	TOTAL
G&A - Miscellaneous	137.82
G&A - Office Supplies	1,140.48
G&A - Rent & Lease	7,791.66
G&A - Research	1,978.10
G&A - Salaries & Wages	0.00
G&A - Sales Tax	4,373.00
G&A - Shipping	41,887.21
G&A - Square Fees	37.00
G&A - Taxes & Licenses	5,440.80
G&A - Telephone/Internet	1,546.83
G&A - Utilities	1,474.22
Total General & Administrative Expenses	**81,503.72**
Interest Paid	11,191.76
Marketing Expenses	
Marketing - Travel	2,026.10
Travel - Lodging	560.76
Travel - Transportation	3,332.13
Total Marketing - Travel	**5,918.99**
Marketing - Advertising	650.80
Marketing - Commissions & Fees	38,161.00
Marketing - Meals & Entertainment	6,885.22
Marketing - Promotional	2,193.43
Marketing - Stationery & Printing	111.22
Total Marketing Expenses	**53,920.66**
Payroll Expenses	0.00
Taxes	4,039.45
Wages	45,300.00
Total Payroll Expenses	**49,339.45**
QuickBooks Payments Fees	4,120.89
Total Expenses	**$200,076.48**
NET OPERATING INCOME	**$ -40,467.31**
Other Expenses	
Depreciation	316.00
Total Other Expenses	**$316.00**
NET OTHER INCOME	**$ -316.00**
NET INCOME	**$ -40,783.31**

Tessier Winery

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	3,281.71
Petty Cash	734.73
Square	-731.38
Wells Fargo Checking 2057	89,734.20
Total Bank Accounts	**$93,019.26**
Accounts Receivable	
Accounts Receivable (A/R)	14,523.80
Total Accounts Receivable	**$14,523.80**
Other Current Assets	
Inventory	
Bottled Wine	117,366.88
Bulk Wine	50,802.86
Total Inventory	**168,169.74**
Inventory Asset	0.00
Prepayments	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$168,169.74**
Total Current Assets	**$275,712.80**
Fixed Assets	
Winemaking Equipment	39,967.39
zAccumulated Deprecation	-8,399.00
Total Fixed Assets	**$31,568.39**
TOTAL ASSETS	**$307,281.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Blue Business Plus Card (1001) - 5	8,193.89
Capital1_Tessier	239.66
Wells Fargo Credit Card 9382, new9401	17,376.80

Tessier Winery

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$25,810.35**
Other Current Liabilities	
California State Board of Equalization Payable	0.00
Celtic Bank Loan	0.00
Direct Deposit Payable	0.00
Line of Credit	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	0.00
CA PIT / SDI	145.54
CA SUI / ETT	0.00
Federal Taxes (941/944)	992.81
Federal Unemployment (940)	84.00
Total Payroll Liabilities	**1,222.35**
Square Tips	-57.48
Total Other Current Liabilities	**$1,164.87**
Total Current Liabilities	**$26,975.22**
Long-Term Liabilities	
Historical Adjustment	0.00
QuickBooks Loan	0.00
SBA Loan	29,119.70
SBA Loan #2	101,620.25
Total Long-Term Liabilities	**$130,739.95**
Total Liabilities	**$157,715.17**
Equity	
Owner’s Equity	
Owner’s Contribution	73,739.23
Owner’s Draw	-64,501.87
Total Owner’s Equity	**9,237.36**
Retained Earnings	181,111.97
Net Income	-40,783.31
Total Equity	**$149,566.02**
TOTAL LIABILITIES AND EQUITY	**$307,281.19**

Tessier Winery

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-40,783.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	30,382.99
Inventory:Bottled Wine	-43,157.68
Inventory:Bulk Wine	70,702.51
zAccumulated Deprecation	903.00
Accounts Payable (A/P)	-15,187.88
Blue Business Plus Card (1001) - 5	8,193.89
Capital1_Tessier	-11,503.12
Wells Fargo Credit Card 9382, new9401	10,255.60
California State Board of Equalization Payable	0.00
Celtic Bank Loan	0.00
Direct Deposit Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	386.46
Payroll Liabilities:CA PIT / SDI	104.80
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	846.85
Payroll Liabilities:Federal Unemployment (940)	42.00
Square Tips	-57.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,911.94**
Net cash provided by operating activities	**$11,128.63**
INVESTING ACTIVITIES	
Winemaking Equipment	-30,125.00
Net cash provided by investing activities	**$ -30,125.00**
FINANCING ACTIVITIES	
QuickBooks Loan	-35,000.00
SBA Loan	1,941.96
SBA Loan #2	101,620.25
Owner’s Equity:Owner’s Contribution	73,739.23
Owner’s Equity:Owner’s Draw	-23,572.24
Retained Earnings	-40,929.63
Net cash provided by financing activities	**$77,799.57**
NET CASH INCREASE FOR PERIOD	**$58,803.20**
Cash at beginning of period	34,216.06
CASH AT END OF PERIOD	**$93,019.26**